UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42823

Fitness Champs Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

7030 Ang Mo Kio Street, Avenue 5, #04-48, North Star@AMK, Singapore	569880
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Unaudited Interim Condensed Financial Results for the Six Months Ended June 30, 2026

On August 27, 2026, Fitness Champs Holdings Limited (the “Company”) released its unaudited interim condensed financial statements for the six months ended June 30, 2026 (the “Six-Month Financials”). In addition, the Company released certain supplementary financial information relating to the six months ended June 30, 2026 (“Supplemental Financial Information”).

The Supplemental Financial Information and the Six-Month Financials are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Supplemental Financial Information Relating to the Six Months Ended June 30, 2026
99.2	Unaudited Interim Condensed Financial Statements for the Six Months Ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fitness Champs Holdings Limited

Date:	August 27, 2026	By	/s/ Joyce Lee Jue Hui
Joyce Lee Jue Hui
Chief Executive Officer and Executive Director